UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0360
	Expires:	April 30, 2012
FORM N-17f-2	Estimated average burden
hours per response ........ 2.0
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-06114				Date examination completed: August 17, 2011
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: Cavanal Hill Funds
4. Address of principal executive office (number, street, city, state, zip code): Citi Fund Services of Ohio, Inc., 3435 Stelzer Road, Columbus, Ohio 43219

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of
Cavanal Hill Funds:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that Cavanal Hill Funds (individually, U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund and U.S. Large Cap Equity Fund) (collectively, the “Funds”) complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 under the Act as of May 31, 2011. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2011, and, with respect to agreement of security purchases and sales, for the period from February 28, 2011 (the date of our last examination) through May 31, 2011:

1.	Confirmation of all securities held by Bank of Oklahoma, N.A. (the Custodian) on behalf of the Funds, without prior notice to management;

2.	Reconciliation of all such securities to the books and record of the Funds and Custodian and inspection of relevant trade documentation for reconciling items;

3.	Confirmation of all securities held in book entry form by Federal Reserve Bank and The Bank of New York Mellon on behalf of the Custodian at an omnibus level;

4.
Reconciliation of a sample of Custodian investment positions held on behalf of the Custodian at an omnibus level at the Federal Reserve Bank and The Bank of New York Mellon and inspection of relevant documentation for reconciling items;

5.	Confirmation or inspection of documentation of all securities purchased/sold but not received/delivered;

6.	Confirmation of all repurchase agreements as of May 31, 2011 with brokers/banks and agreement of underlying collateral with the Custodian’s records and;

7.	Agreement of 15 security purchases and 15 security sales since February 28, 2011 from the books and records of the Funds to trade documentation and bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds complied with the applicable requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011, and for the period from February 28, 2011 through May 31, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Columbus, Ohio
August 17, 2011

Cavanal Hill Funds
3435 Stelzer Road
Columbus, Ohio 43219

August 17, 2011

Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

We, as members of management of Cavanal Hill Funds – U.S. Treasury Fund, Cash Management Fund, Tax-Free Money Market Fund, Intermediate Tax-Free Bond Fund, Short-Term Income Fund, Intermediate Bond Fund, Bond Fund, Balanced Fund and U.S. Large Cap Equity Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of May 31, 2011 and from February 28, 2011 through May 31, 2011.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2011 and from February 28, 2011 through May 31, 2011, with respect to securities reflected in the investment accounts of the Funds.

Cavanal Hill Funds

By:

/s/ Scott Rhodes

Scott Rhodes
Treasurer